Exhibit 99.1

Contact: Gilbert L. Danielson
Executive Vice President
Chief Financial Officer
404-231-0011
Aaron’s, Inc.
Reports Second Quarter Results;
Same Store Revenues Up 2.4%;
Diluted EPS $.30 After
Office Furniture Writedown
ATLANTA, July 26, 2010 — Aaron’s, Inc. (NYSE: AAN), the nation’s leader in the sales and lease ownership and specialty retailing of residential furniture, consumer electronics, home appliances and accessories, today announced revenues and earnings for the three and six months ended June 30, 2010.
For the second quarter of 2010, revenues increased 7% to $445.0 million compared to $417.3 million for the same quarter a year ago. Net earnings from continuing operations were down 12% to $24.4 million versus $27.8 million in 2009. Diluted earnings per share were $.30 compared to $.34 per share a year ago, a 12% decrease.
For the first six months of this year, revenues increased 5% to $940.3 million compared to $891.3 million for the first six months of 2009. Net earnings from continuing operations were $61.4 million versus $63.2 million last year. Diluted earnings per share for the first six months were $.75 for 2010 versus $.77 in 2009.
As previously announced on June 29, 2010, the Company is ceasing the operations of its Aaron’s Office Furniture division. During the second quarter, the Company closed all but four of its Aaron’s Office Furniture stores and plans to close the remaining stores by September 30 of this year. The above mentioned financial results include charges to second quarter operating expenses of $7.1 million, or $.05 per diluted share, relating to the closure of this division. These charges include the write-down and cost to dispose of all office merchandise, estimated future lease liabilities of closed stores, the write-off of leaseholds, severance pay, and other associated costs of closing the stores and the division. Another approximately $2.5 million of charges, or approximately $.02 per share, is expected to be incurred during the remainder of fiscal year 2010.

“The results for the quarter were in line with our current guidance, and closing the office furniture stores is a positive going forward, as we will now be able to concentrate all our efforts on our proven and growing Aaron’s Sales & Lease Ownership business,” said Robert C. Loudermilk, Jr., President and Chief Executive Officer of Aaron’s. “Although revenue growth has slowed somewhat in recent months, our sales and lease ownership business continues to grow in revenues and numbers of customers, and our plans to open additional stores are unchanged. The current business environment remains difficult with continued high unemployment and general uncertainty in the marketplace. We are confident, however, that our 55th year of operations will be another record year for the Company.”
Same store revenues (revenues earned in Company-operated stores open for the entirety of both periods) increased 2.4% during the second quarter of 2010 compared to the second quarter of 2009. Same store revenues increased 1.1% for Company-operated stores open over two years as of June 30, 2010. The Company had 859,000 customers and its franchisees had 465,000 customers at the end of the second quarter of 2010, an 11% increase in total customers over the number at the end of the second quarter a year ago (customers of our franchisees, however, are not customers of Aaron’s, Inc.). The customer count on a same store basis for Company-operated stores was up 5.6% in the second quarter compared to the same quarter last year.
At June 30, 2010, the Company had cash on hand of $85.3 million. Recently the Company reacquired 478,805 shares of Common Stock and has the Board of Director’s authorization to purchase an additional 5,401,815 shares.
Division Results
The Aaron’s Sales & Lease Ownership division increased its revenues in the second quarter of 2010 to $440.6 million, a 7% increase over the $413.3 million in revenues in the second quarter of 2009. Sales and lease ownership revenues for the first half of 2010 increased 6% to $931.2 million compared to $881.4 million for the same period a year ago.

The revenues of the Aaron’s Office Furniture stores were $3.5 million in both the second quarter of 2010 and the second quarter of 2009. The Aaron’s Office Furniture division recorded a pre-tax loss of $8.7 million in the second quarter of 2010 and $1.9 million in the second quarter of 2009. For the first six months of 2010, revenues of the Aaron’s Office Furniture stores were $7.5 million compared to $8.8 million for the same period of 2009, and pre-tax losses were $10.1 million in 2010 versus $2.8 million in 2009. Included in these results is the above mentioned $7.1 million of second quarter charges related to closing the division.
Components of Revenue
Consolidated lease revenues and fees for the second quarter and first half of 2010 both increased 6% over the comparable previous year periods. In addition, franchise royalties and fees were up 9% for the second quarter and 12% for the year to date compared to the same periods in 2009. Non-retail sales, which are primarily sales of merchandise to Aaron’s Sales & Lease Ownership franchisees, increased 8% to $73.6 million for the second quarter from $67.8 million in the comparable period in 2009, and increased 5% to $169.6 million for the first six months compared to $160.8 million for the first six months of last year. The increases in the Company’s franchise revenues and non-retail sales are the result of an increase in revenues of the Company’s franchisees, who, collectively, had revenues of $201.2 million during the second quarter and $421.4 million for the first six months of 2010, a 9% and 12% increase, respectively, over the prior year periods. Same store revenues and customer counts for franchised stores were up 3.8% and 8.4%, respectively, for the second quarter compared to the same quarter last year. Revenues and customers of franchisees, however, are not revenues and customers of Aaron’s, Inc.
The Company’s other revenues in the second quarter of 2010 and 2009 included $406,000 and $417,000 of gains, respectively, from the sale of the assets of Company-operated stores. Other revenues for the first six months included gains from the sale of stores of $406,000 in 2010 and $6.1 million in 2009.
Store Count
During the second quarter of 2010, the Aaron’s Sales & Lease Ownership division opened 17 new Company-operated stores and 20 new franchised stores. It also acquired five franchised stores and one store from an unaffiliated operator, and acquired the accounts of one third-party store. Aaron’s also sold one Company-operated store to an Aaron’s franchisee. Three Company-operated stores were closed during the quarter. In addition, eight Aaron’s Office Furniture stores were closed in the second quarter.
Through the three months and six months ended June 30, 2010, the Company awarded area development agreements to open 28 and 42 additional franchised stores, respectively. At the end of June 2010, there were 266 franchised stores awarded that are expected to be opened over the next several years.

At June 30, 2010, the Aaron’s Sales & Lease Ownership division consisted of 1,099 Company-operated stores, 611 franchised stores, 11 Company-operated RIMCO stores, and seven franchised RIMCO stores. The Company also had four Aaron’s Office Furniture stores. The total number of stores open at June 30, 2010 was 1,732.
Third Quarter and Full Year 2010 Outlook
The Company is updating its guidance for 2010 and expects to achieve the following:
•	Third quarter revenues (excluding revenues of franchisees) of approximately $435 million.
•	Third quarter diluted earnings per share in the range of $.29 to $.33 per share, assuming no significant store or other asset sales.
•	Fiscal year revenues (excluding revenues of franchisees) of approximately $1.85 billion.
•	Fiscal year diluted earnings per share in the range of $1.36 to $1.44, which includes the estimated $.07 per diluted share costs associated with closing the office furniture division.
•	New store growth of approximately 5% to 9% over the store base at the end of 2010, for the most part an equal mix between Company-operated and franchised stores. This growth is expected to be a net store growth after any opportunistic merging or disposition of stores.

•	The consolidation or sale of stores not meeting performance goals.
•	The acquisition of franchised stores, conversion of independent operators’ stores to Aaron’s franchised stores, or sale of Company-operated stores to franchisees as opportunities present themselves.

Conference Call
Aaron’s will hold a conference call to discuss its quarterly financial results on Monday, July 26, 2010, at 5:00 pm Eastern Time. The public is invited to listen in to the conference call by webcast accessible through the Company’s website, www.aaronsinc.com, in the “Investor Relations” section. The webcast will be archived for playback at that same site.
Aaron’s, Inc., based in Atlanta, currently has more than 1,730 Company-operated and franchised stores in 48 states and Canada. The Company’s Woodhaven Furniture Industries division manufactured approximately $72 million at cost of furniture and bedding at 11 facilities in five states in 2009. The entire production of Woodhaven is for shipment to Aaron’s stores.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Statements in this news release regarding Aaron’s, Inc.’s business that are not historical facts are “forward-looking statements” that involve risks and uncertainties which could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include factors such as changes in general economic conditions, competition, pricing, customer demand and other issues, and the risks and uncertainties discussed under “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Statements in this release that are “forward-looking” include without limitation Aaron’s projected revenues, earnings, and store openings for future periods.

Aaron’s, Inc. and Subsidiaries
Consolidated Statements of Earnings
(In thousands, except per share amounts)

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Revenues:
Lease Revenues and Fees	$344,949	$324,111	$711,646	$668,613
Retail Sales	9,330	9,490	24,416	25,365
Non-Retail Sales	73,564	67,835	169,640	160,801
Franchise Royalties and Fees	14,147	12,920	29,074	26,027
Other	3,009	2,954	5,492	10,454
Total	444,999	417,310	940,268	891,260
Costs and Expenses:
Retail Cost of Sales	5,651	5,814	14,613	15,219
Non-Retail Cost of Sales	68,157	62,496	155,520	146,808
Operating Expenses	206,210	185,571	412,669	382,088
Depreciation of Lease Merchandise	124,808	117,915	256,888	243,119
Interest	844	1,164	1,687	2,440
Total	405,670	372,960	841,377	789,674
Earnings from Continuing Operations Before Taxes	39,329	44,350	98,891	101,586
Income Taxes	14,894	16,524	37,481	38,400

Net Earnings from Continuing Operations	24,435	27,826	61,410	63,186

Loss from Discontinued Operations, Net of Tax	—	(76)	—	(285)

Net Earnings	$24,435	$27,750	$61,410	$62,901

Earnings Per Share:
From Continuing Operations	$.30	$.34	$.75	$.78
From Discontinued Operations	.00	.00	.00	.00
Total	$.30	$.34	$.75	$.78

Earnings Per Share Assuming Dilution:
From Continuing Operations	$.30	$.34	$.75	$.77
From Discontinued Operations	.00	.00	.00	.00
Total	$.30	$.34	$.75	$.77

Weighted Average Shares Outstanding (1)	81,479	81,176	81,439	80,913

Weighted Average Shares Outstanding Assuming Dilution (1)	82,309	82,074	82,228	81,797

(1)	Shares have been adjusted for the effect of the 3-for-2 partial stock split distributed on April 15, 2010 and effective April 16, 2010.

Selected Balance Sheet Data
(In thousands)

	(Unaudited and Preliminary)
	June 30,	December 31,
	2010	2009

Cash	$85,337	$109,685
Accounts Receivable, Net	53,952	66,095
Lease Merchandise, Net	737,473	682,402
Property, Plant and Equipment, Net	199,424	215,183
Other Assets, Net	264,815	248,091

Total Assets	1,341,001	1,321,456

Bank Debt	—	—
Senior Notes	36,000	36,000
Total Liabilities	391,721	434,196
Shareholders’ Equity	$949,280	$887,260